Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           ARC Energy Trust Announces Filing of Final Short Form Prospectus for the
           Previously Announced Offering of Trust Units

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           /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
           THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY
           CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./
           >>

           CALGARY, Jan. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust") announced the filing of a final short form prospectus in all provinces of Canada relating to the previously announced offering of
13,456,000 trust units at a price of $16.35 per trust unit. The offering is being made through a syndicate of underwriters led by RBC Capital Markets and includes: CIBC World Markets Inc., BMO Capital Markets, Scotia Capital Inc.,
TD Securities Inc., FirstEnergy Capital Corp., National Bank Financial Inc.,
Canaccord Capital Corporation, Peters & Co. Limited, Raymond James Ltd.,
Thomas Weisel Partners LLC, and Tristone Capital Inc. The Trust also granted the underwriters an over-allotment option to purchase up to an additional
2,018,400 trust units, which the underwriters have exercised in full. As a result, the total gross proceeds from the offering will be approximately $253 million. The proceeds will be used to partially finance the Trust's 2009 capital expenditure program and positions the Trust to execute on its expansion plans. Closing of the financing is expected to occur on or about
February 6, 2009.
           The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such
Act. This release does not constitute an offer for sale of trust units in the
U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

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           ARC RESOURCES LTD.
           John P. Dielwart,
           President and Chief Executive Officer
           >>

           %SEDAR: 00001245E          %CIK: 0001029509

           /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900; ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
           (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:15e 30-JAN-09